FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry and Typo Agree to Settlement	1.

2.	Grand River Hospital Chooses BBM Protected and BES12 by BlackBerry to Enable Secure Communications	3.

Document 1

NEWS RELEASE

June 1, 2015
FOR IMMEDIATE RELEASE

BlackBerry and Typo Agree to Settlement

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that BlackBerry and Typo Products LLC, Typo Innovations LLC, Show Media LLC, Hallier Investments LLC, and Laurence Hallier have settled their outstanding legal disputes, including BlackBerry Limited v. Typo Products LLC et al. (Case No. 3:14-cv-00023-WHO) and BlackBerry Limited v. Typo Products LLC et al. (Case No. 3:15-cv-00715-WHO), both pending in the United States District Court for the Northern District of California.
As part of the settlement, Typo Products LLC, Typo Innovations LLC, Show Media LLC, Hallier Investments LLC, and Laurence Hallier have agreed to permanently discontinue selling anywhere in the world keyboards for smartphones and mobile devices with a screen size of less than 7.9 inches. Typo Products LLC, Typo Innovations LLC, Show Media LLC, Hallier Investments LLC, and Laurence Hallier may continue to sell keyboards for devices with a screen size of 7.9 inches or larger. Other terms of the settlement are confidential.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Document 2

NEWS RELEASE

JUNE 1, 2015

FOR IMMEDIATE RELEASE

Grand River Hospital Chooses BBM Protected and BES12 by BlackBerry to Enable Secure Communications

eHealth Conference 2015, Toronto, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that Grand River Hospital has chosen BlackBerry® 10 smartphones, BBM™ Protected, and BES®12: a multi-OS EMM solution by BlackBerry, to enable secure communications for their clinicians and staff.

Grand River Hospital provides acute care, rehabilitation services and supportive care to more than 700,000 residents. They have a mixed mobile deployment model, with corporate-deployed BlackBerry devices for management and staff and a bring-your-own-device (BYOD) model for their physicians and remaining staff. Grand River Hospital chose BBM Protected for enhanced security of communications among doctors and staff where messages reference private patient information. BBM Protected provides an additional layer of encryption to BBM messages, while using the familiar and reliable BBM interface used by millions of people around the world. BBM Protected works on iOS, Android™, and BlackBerry smartphones.

“We needed to give our physicians and staff a secure mobile communications tool for real-time collaboration about patient status,” said Gary Higgs, Chief Information Officer of Grand River Hospital. “We considered multiple options, but BBM Protected was the ideal fit for our requirements, as it’s secure, easy to use and platform agnostic, allowing us to deploy it across the range of mobile devices in our environment. The BlackBerry solution including BBM Protected and BES12 allows us to maintain the security and privacy of our patient data while empowering our users with the tools they need to provide the best possible care to our patients.”

Grand River Hospital also plans on using BES12 for enterprise mobility management (EMM) to securely manage their deployment of BlackBerry 10 smartphones and enable access for physicians who use their own mobile devices such as iOS and Android smartphones to access the hospital network. BES12 can manage any mobile deployment model such as BYOD, Corporate Owned Personally Enabled (COPE) and Corporate Owned Business Only (COBO), and seamlessly supports iOS, Android, Windows Phone®, BlackBerry OS and BlackBerry 10 smartphones and tablets, as well as a wide range of Samsung KNOX and Android for Work smartphones and tablets.

“With BBM Protected and BES12, Grand River Hospital is able to provide a secure communications solution and support a mixed deployment model, including BYOD, while reducing the vulnerability of sensitive patient data and maintaining compliance with regulations such as PHIPA,” said Mark Wilson, Chief Evangelist, BlackBerry. “BBM Protected gives staff a powerful productivity tool to communicate securely with their contacts inside and outside of the organization.”

“In addition to high-quality care, the security of personal health information is one of the most important responsibilities we must fulfill for our patients,” said Kathleen Lavoie, Grand River Hospital’s Corporate Director of Information Management and Chief Privacy Officer. “We feel BBM Protected will be a major benefit to care providers consulting each other about a patient’s needs, providing them timely information in a secure manner.”

Find out more about BBM Protected at www.BlackBerry.com/BBMProtected. Find out more about BES12 at www.BlackBerry.com/BES12.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Grand River Hospital
Grand River Hospital (GRH) is one of Ontario’s largest community hospitals and provides innovative, quality care to more than 700,000 residents of Waterloo Region and Guelph Wellington. GRH is a leading healthcare organization, offering cancer and renal (kidney) services; care for the most seriously ill and injured adults; services for mothers, newborns and children; emergency care; mental health and addictions; and care for older adults including rehabilitation. The Hospital is privileged to be a key partner in health sciences learning and has a rapidly growing role in academic and applied research. GRH patients benefit from the services of 3,400 staff members, 600 professional staff and 1,000 volunteers at the Kitchener-Waterloo and Freeport campuses as well as satellite locations in Waterloo Region and Wellington County.

Media Contacts:
Sarah Burt
BlackBerry
(519) 597-5606
sburt@BlackBerry.com

Mark Karjaluoto
Grand River Hospital
519-749-4300 extension 2788
Mark.karjaluoto@grhosp.on.ca

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 1, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer